SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2001




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]       Form 40-F [__]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [__]                   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

WORLD HEART CORPORATION
Second Quarter 2001 Report
for the three and six months ended June 30, 2001

MESSAGE TO SHAREHOLDERS

World Heart Corporation (WorldHeart) progressed in its three key areas of operation during the second quarter:

o Bringing to market as "destination therapy" for heart failure patients;

o Increasing adoption of Novacor(R)LVAS; and

o Obtaining approval for use of Novacor(R) LVAS in the United States as alternative to medical therapy for heart failure patients.

HeartSaver is scheduled to complete pre-clinical trials for Canada and Europe this year, and subject to regulatory approval, to commence clinical trials in these markets early next year. The formal in vivo trial program began in the first quarter and continued with very positive interim results through the second quarter.

A total of 10 in vivo studies were carried out during the quarter. The final test in this series was electively terminated on July 31, after reaching its objective of the required 90 days of support by HeartSaver. The animal appeared in good health throughout the study period. The remaining studies in this series were terminated after periods ranging from 13 to 65 days and post explant analysis indicated very satisfactory performance of the device and condition of the animals. As reported to the Shareholders' meeting on June 11, the tests indicated that improvements were required in the electrical cabling and controls to ensure durability and reliability. These improvements were made and a series of in vivo trials incorporating these changes began in late July and will continue into November.

Implants of Novacor(R) LVAS increased substantially in the second quarter and produced a positive gross margin for the first time. This growth in sales occurred in both North America and Europe, and reflected both increased use at existing hospitals and the addition of new implant centers in the quarter. In June, Novacor(R) LVAS passed the review of the Pharmaceutical Affairs Subcommittee, Drug and Food Council within the Japanese Ministry of Health, Labor and Welfare (MHLW). This step is expected to lead to commercial sales of Novacor(R) LVAS in Japan in 2002.

Novacor(R) LVAS has supported more than 90 people for periods of one year to four years. However, in the United States approval is limited to bridge-to-transplant applications. A clinical trial, named INTrEPID, began more than a year ago for use of Novacor(R) LVAS as alternative to medical therapy. Enrollment was slow in this trial until the beginning of the second quarter of this year. In this quarter, the pace of the enrollment accelerated substantially and results to date are very encouraging.

Revenues for the second quarter were $2,218,995 compared with $602,657 for the first quarter of this year. Six month revenues were $2,821,651. No revenues were reported for the first half of last year. All revenues are attributable to sales of WorldHeart's Novacor(R) LVAS, acquired on June 30, 2000 as part of the acquisition of the Novacor Division of Edwards Lifesciences LLC. Revenues for the second quarter resulted in a positive gross margin of $337,879 for the period, compared with negative gross margin of $1,938,783 for the first quarter.

Research and development expenses for the quarter were $8,909,878 and $15,760,870 for the first half, compared with $3,255,759 for the second quarter and $6,376,459 for the first half of last year. Total cash applied to operations during the quarter was $11,393,136 and $19,946,460 for the first half, compared with $4,504,575 during the first quarter and $8,655,146 for the first half of last year. Net loss for the second quarter was $15,313,701, or $1.01 per share, and for the first half was $28,225,505 or $1.87 per share. This compares with $3,954,038 or $0.27 for the first quarter and $8,512,924 or $0.58 for the first half of last year.

Cash and near cash resources totalled $25,156,919 at June 30, compared with $46,547,542 at December 31, 2000. As previously reported, funding in place will support operations into 2002. All financial figures are expressed in Canadian dollars and are prepared in accordance with generally accepted accounting principles in Canada.

Financial results are as budgeted for the period. Research and development costs increased as planned, reflecting production of HeartSaver devices for bench and in vivo trials and conducting those trials, and costs of producing Novacor(R) LVAS devices for use in the INTrEPID trial.

Dr.Tofy Mussivand Chairman and Chief Scientific Officer
Roderick M.Bryden President and Chief Executive Officer

WORLD HEART COPORATION
Consolidated Balance Sheets
(Canadian Dollars)
------------------------------------------------------------- ----------------------- ------------------------

                                                                            June 30,             December 31,
                                                                                2001                     2000
------------------------------------------------------------- ----------------------- -----------------------
                                                                         (unaudited)
ASSETS
Current assets
    Cash and cash equivalents                                 $          24,430,603   $          23,624,549
    Short-term investments                                                  500,000              22,696,677
    Accounts receivable and other                                         5,274,771               2,515,373
    Prepaid expenses                                                        706,774                 690,122
    Inventory                                                             8,953,334               9,996,873
                                                              ----------------------- -----------------------
                                                                         39,865,482              59,493,594
Cash pledged as collateral for capital lease                                226,316                 226,316
Deferred foreign exchange loss                                              709,097                 531,035
Capital assets                                                            5,735,993               6,263,544
Goodwill and other intangible assets                                     42,478,194              49,941,394
                                                              ----------------------- -----------------------
                                                              $          89,015,072   $         116,455,883
                                                              ======================= =======================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued liabilities                  $           8,007,025   $           6,522,676
    Accrued compensation                                                  2,131,494               1,792,925
    Current portion of capital lease                                        156,602                 150,933
                                                              ----------------------- -----------------------
                                                                         10,295,121               8,466,534
Future income taxes                                                          80,808               4,828,672
Preferred shares                                                         58,995,475              55,211,759
Capital lease obligation                                                   146,571                 226,316
                                                              ----------------------- -----------------------
                                                                         69,517,975              68,733,281
                                                              ----------------------- -----------------------

Shareholders' equity
Common stock
    Issued and outstanding - 15,117,427 common shares                    73,752,739             73,752, 739
Additional paid-in capital                                               36,951,336              36,951,336
Accumulated deficit                                                    (91,206,978)            (62,981,473)
                                                              ----------------------- -----------------------
                                                                         19,497,097              47,722,602
                                                              ----------------------- -----------------------

                                                              $          89,015,072   $         116,445,883
                                                              ======================= =======================

                          (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

                                            ----------------------------------------- -----------------------------------------
                                                           Three months ended                         Six months ended
                                                  June 30, 2001        June 30, 2000        June 30, 2001        June 30, 2000
                                            -------------------- -------------------- -------------------- --------------------
                                                  (unaudited)          (unaudited)           (unaudited)          (unaudited)

Revenue (Note 2)                            $        2,218,995   $                -   $        2,821,651   $                -
                                            -------------------- -------------------- -------------------- --------------------

Cost of goods sold
     Direct materials and labour                    (1,546,344)                   -           (3,273,021)                   -
     Overhead and other                              (334,772)                    -           (1,149,534)                   -
                                            -------------------- -------------------- -------------------- --------------------
                                                    (1,881,116)                   -           (4,422,555)                   -
                                            -------------------- -------------------- -------------------- --------------------

Gross margin                                          337,879                     -           (1,600,904)                   -
                                            -------------------- -------------------- -------------------- --------------------

Expenses
     Selling, general and administrative            (3,368,132)         (1,163,562)           (5,938,138)         (2,921,102)
     Research and development                       (8,909,878)         (3,255,759)          (15,760,870)         (6,376,459)
     Amortization of intangibles                    (3,733,162)           (2,000)             (7,466,325)           (4,000)
                                            -------------------- -------------------- -------------------- --------------------
                                                   (16,011,172)         (4,421,321)          (29,165,333)         (9,301,561)
                                            -------------------- -------------------- -------------------- --------------------

Loss before the undernoted                         (15,673,293)         (4,421,321)          (30,766,237)        (9,301,561)

Other income (expenses)
     Foreign exchange gain                           (536,133)               -                 (20,012)                -
     Investment income                                339,201             467,282               955,048             788,637
     Interest expense                               (1,677,441)              -                (3,301,741)              -
                                            -------------------- -------------------- -------------------- --------------------
Loss before income taxes                           (17,547,666)         (3,954,038)          (33,132,942)         (8,512,924)

Recovery of future income taxes (Note 3)             2,233,965               -                4,907, 437               -
                                            -------------------- -------------------- -------------------- --------------------

Net loss for the period                            (15,313,701)         (3,954,038)          (28,225,505)         (8,512,924)

Accumulated deficit, beginning
of the period                                $     (75,893,277)   $    (37,685,972)    $     (62,981,473)   $    (33,127,086)
                                            -------------------- -------------------- -------------------- --------------------

Accumulated deficit, end of the period       $     (91,206,978)   $    (41,640,010)    $     (91,206,978)   $    (41,640,010)
                                            ==================== ==================== ==================== ====================

Weighted average number of common shares
     outstanding                                    15,117,427          15,023,751            15,117,427          14,660,503
                                            ==================== ==================== ==================== ====================

Basic and diluted loss per common share      $            (1.01)  $           (0.27)   $            (1.87)  $           (0.58)
------------------------------------------- ==================== ==================== ==================== ====================

                         (The accompanying notes are an integral part of these consolidated financial statements.)

WORLDHEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)



                                           -------------------------------------- -------------------------------------
                                                   Three months ended                      Six months ended
                                            June 30, 2001      June 30, 2000      June 30, 2001      June 30, 2000
                                           ------------------ ------------------- ----------------- -------------------
                                             (unaudited)        (unaudited)        (unaudited)        (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                $  (15,313,701)       $  (3,954,038)     $  (28,225,505)     $  (8,512,924)
   Items not involving cash -
     Amortization and depreciation            4,538,789                64,433           8,769,117            142,308
     Interest on preferred shares             1,677,441                     -           3,301,741                  -
     Recovery of future income taxes
       (Note 3)                              (2,233,965)                    -          (4,907,437)                 -
   Change in operating components of
     working capital                            (61,700)             (614,970)          1,115,624           (284,530)
                                          ------------------ ------------------- ----------------- -------------------
                                            (11,393,136)           (4,504,575)        (19,946,460)        (8,655,146)
                                          ------------------ ------------------- ----------------- -------------------

Investing activities
   Purchase of short-term investments          (500,000)           (7,520,553)           (500,000)       (28,510,060)
   Redemption of short-term investments
                                                      -            10,991,757          22,832,961         24,672,465
   Payment of expenses relating to the
     Novacor acquisition                              -            (1,065,000)         (1,215,262)        (1,065,000)
   Purchase of capital assets                  (206,175)             (129,707)           (477,190)          (287,376)
                                          ------------------ ------------------- ----------------- -------------------
                                               (706,175)            2,276,497          20,640,509         (5,189,971)
                                          ------------------ ------------------- ----------------- -------------------

Financing activities
   Capital lease repayments                     (40,240)              (34,720)            (79,746)           (68,806)
   Issuance of common shares through
     public offering                                  -                     -                   -         15,331,875
   Payment of expenses relating to the
     issue of common shares                           -               161,609                   -           (199,133)
   Issuance of common shares through
     exercise of options                              -                 3,228                   -             74,532
   Issuance of common shares through
     exercise of warrants                             -                     -                   -             97,988
   Issuance of preferred shares                       -            29,612,000                   -         29,612,000
                                          ------------------ ------------------- ----------------- -------------------
                                                (40,240)           29,742,117             (79,746)        44,848,456
                                          ------------------ ------------------- ----------------- -------------------


Effect of exchange rate changes on cash
   and cash equivalents                        (250,944)                    -             191,751                  -
                                          ------------------ ------------------- ----------------- -------------------

Increase in cash and cash equivalents
   for the period                           (12,390,495)           27,514,039             806,054         31,003,339

Cash and cash equivalents beginning of
   the period                                36,821,098            14,458,699          23,624,549         10,969,399
                                          ------------------ ------------------- ----------------- -------------------

Cash and cash equivalents end of the
   period                                 $  24,430,603         $  41,972,738       $  24,430,603      $  41,972,738
                                          ================== =================== ================= ===================





             (The accompanying notes are an integral part of these consolidated financial statements.)




Notes to the financial statements

1.        Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of World Heart Corporation (Corporation or WorldHeart) and its wholly owned subsidiary World Heart Inc. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2000.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.


2.       Distribution Agreement with Edwards Lifesciences

The Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US $2 million annually to Edwards in guaranteed gross margin on sales.

The obligation to Edwards accrued and included as a reduction of revenue, is as follows:


                                              Three months ended                       Six months ended
                                     -------------------------------------    -----------------------------------
                                     --------------- ---- ----------------    ----------------- -- --------------
                                      June 30, 2001         June 30, 2000        June 30, 2001     June 30, 2000
                                     --------------- ---- ----------------    ----------------- -- --------------
                                     --------------- ---- ----------------    ----------------- -- --------------

    Gross revenue                     $ 2,218,995         $                     $ 4,354,034        $
                                                                                                   -
    Less: Rebate to Edwards                     -               -                 (1,532,383)                 -

                                     --------------- ---- ----------------    ----------------- -- --------------

    Net revenue                      $  2,218,995         $      -               $ 2,821,651       $          -
                                     =====================================     ==================================



3.       Income Taxes

In the second quarter of fiscal 2001, the Corporation recorded a recovery of future income taxes of $2,233,965 (2000 - $nil) on a net loss before income taxes of $17,547,666 (2000 - $3,954,038). For the six months ended June 30,
2001, the Corporation recorded a recovery of future income taxes of $4,907,437 (2000 - $nil). The recovery of future income taxes relates entirely to United States operations and reflects the reversal of temporary differences and related recognition of loss carryforward amounts.

4.       Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Executive Office.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2000.

The following presents segment operating results for the three and six months ended June 30, 2001 and identifiable long-lived assets as at June 30, 2001. No comparative figures have been shown, as the Corporation operated as a single segment, research and development prior to June 30, 2000.



                                 Three months ended June 30, 2001                           Six months ended June 30, 2001
                       ------------------------------------------------------   ----------------------------------------------------
                       Commercial         Research and        Total             Commercial         Research and        Total
                       operations         development                           operations         development
                       ------------------------------------------------------   ----------------------------------------------------

Revenue                  $ 2,218,995      $          -        $ 2,218,995       $ 2,821,651        $           -    $ 2,821,651
                        ------------------------------------------------------   ---------------------------------------------------

Cost of
sold goods
     Direct materials
     and labour           (1,546,344)                -         (1,546,344)      (3,273,021)                   -      (3,273,021)
     Overheard and
     other                  (334,772)                -           (334,772)      (1,149,534)                   -      (1,149.534)
                       ------------------------------------------------------   ---------------------------------------------------

                          (1,881,116)                -         (1,881,116)      (4,422,555)                   -      (4,422,555)
                       ------------------------------------------------------   ---------------------------------------------------

Gross margin                 337,879                 -            337,879       (1,600,904)                   -      (1,600,904)
                       ------------------------------------------------------   ----------------------------------------------------

Expenses
     Selling, general
     and administrative   (1,491,707)       (1,876,425)        (3,368,132)     (2,714,210)           (3,223,928)     (5,938,138)

     Research and
     development                   -        (8,909,878)         (8,909,878)             -           (15,760,870)    (15,760,870)
                       ------------------ ------------------ ---------------- ----------------   ---------------- --------------

                             (1,491,707)   (10,786,303)        (12,278,010)         (2,714,210)     (18,984,798)    (21,699,008)
                       ------------------ ------------------ ---------------- ----------------   ---------------- --------------

Loss before the
undernoted               $   (1,153,828) $ (10,786,303)        (11,940,131)       $(4,315,114)     $ (18,984,798)  (23,299,912)
                       =====================================                       ===============================

     Amortization of intangibles
                                                                 (3,733,162)                                          (7,466,325)
     Other income (expenses), net
                                                                 (1,874,373)                                          (2,366,705)
     Recovery of future income taxes
                                                                   2,233,965                                           4,907,437
                                                             ----------------                                      ----------------

Net loss for the period                                       $(15,313,701)                                         $(28,225,505)
                                                             ================                                       ================

Long-lived assets        $ 18,665,055      $ 29,549,132       $ 48,214,187        $ 18,665,055     $  29,549,132    $ 48,214,187
                       ======================================================   ====================================================
Additions to
long-lived assets      $            -         $ 206,175      $     206,175        $         -      $     477,190    $    477,190
                       ======================================================   ====================================================


The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. All long-lived assets for the three-month period ended June 30, 2000 were located in Canada. As at June 30, 2001, the Corporation has a location in Canada and the United
States:


                                   --------------------------------------------------------------------
                                                    Revenue                        Long lived assets
                                   --------------------------------------------------------------------
                                   --------------------------------------------------------------------
                                      Three months        Six months ended            As at June 30,
                                     ended June 30,         June 30, 2001                2001
                                          2001
                                   --------------------------------------------------------------------
Canada                          $     50,289              $        50,289        $       5,291,452
United States                      1,232,924                    2,453,518               42,922,735
Europe                               878,025                    1,792,470                        -
Rest of the World                     57,757                       57,757                        -
Less: Edwards Fee                          -                   (1,532,383)                       -
                                   -------------------   --------------------   -----------------------
                                $  2,218,995             $      2,821,651        $      48,214,187
                                ===================      ====================   =======================




5. New Accounting Pronouncements

The Canadian Institute of Chartered Accountant's Accounting Standards Board
(AcSB) has approved, subject to written ballot, a new Handbook Section replacing BUSINESS COMBINATIONS, Section 1580, that will require all business combinations to use the purchase method of accounting. The AcSB has also approved, subject to written ballot, a new Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently approved by the Financial Accounting Standards Board in the United States. The AcSB plans to issue the final Sections in late July 2001. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002. Prior periods will not be restated.

Management 's Discussion and Analysis of Financial Condition and Results of Operations
For the three and six month periods ended June 30, 2001

Introduction

The following discussion is an update of the management's discussion and analysis for the year ended December 31, 2000 and the quarter ended March 31, 2001, and a discussion of the results from operations and cash flows for the three and six months ended June 30, 2001. World Heart Corporation, and its wholly owned subsidiary, World Heart Inc., are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

We wish to caution readers that this report includes certain forward-looking information and statements within the meaning of US federal securities laws. These forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, WorldHeart's need for significant additional funding, WorldHeart's need for acceptance from third-party payers, extensive Government regulation of WorldHeart's products, and rapid developments in technology, including developments by competitors.

Overview

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, USA and Ottawa, Ontario, Canada. WorldHeart is currently focused on two devices, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver). Significant achievements for the three months ended June 30, 2001 include the largest number of implants of Novacor LVAS since the third quarter of 1999, continued good results in the clinical trials of Novacor LVAS and the continuation of long-term in vivo trials of HeartSaver.

Financial condition

At June 30, 2001, the Corporation had a working capital balance of $29.6 million compared to $51 million at December 31, 2000. The Corporation had cash, cash equivalents and short-term investments of $25.2 million at June 30, 2001 and $46.5 million at December 31, 2000.

WorldHeart is currently seeking ways to obtain additional sources of financing, including possible equity financing. Management anticipates these additional sources of financing, together with the cash resources on hand and increased commercial revenues, will be sufficient to fund operations through to the end of 2002. Further financing will be required subsequent to 2002.

Results from operations

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.


                                                             Revenues and cost of goods sold



                                                    As %                                          As %
                              Three months ended  of gross  Three months ended  Six months ended of gross  Six months ended
                                June 30, 2001     revenues    June 30, 2000      June 30, 2001   revenues    June 30, 2000
                                   ---------------------------------------      ----------------------------------------
                                       (unaudited)            (unaudited)           (unaudited)             (unaudited)

Revenue
    Gross revenue                   $ 2,218,995           $            -        $4,354,034             $
    Less fee payable to Edwards               -                        -        (1,532,383)                        -
                                ----------------          ----------------      ----------------        ----------------
                                      2,218,995                        -         2,821,651                          -
                                ----------------          ----------------      ----------------        ----------------

Cost of goods sold
   Direct materials and labour      (1,546,344)    70%                 -        (3,273,021)          75%            -

   Overhead and other
                                      (334,772)    15%                 -        (1,149,534)          26%            -
                                ----------------          ----------------      ----------------        ----------------
                                    (1,881,116)    85%                 -        (4,422,555)         102%            -
                                ----------------          ----------------      ----------------        ----------------
Gross margin                           337,879                         -        (1,600,904)                         -
                                ----------------          ----------------      ----------------        ----------------



Revenues

Gross revenues for the first six months of 2001 were $4,354,034 and $2,218,995 for the quarter ended June 30, 2001 and arise entirely from sales of Novacor LVAS. There were no revenues for the corresponding periods in the preceding fiscal year.

Deducted from gross revenues are fees relating to a distribution agreement WorldHeart has entered into with Edwards Lifesciences LLC (Edwards). As a result of this agreement, WorldHeart is committed to paying a minimum of US$2 million annually to Edwards in guaranteed gross margin on sales for an initial term of five years ending on June 30, 2005. It is estimated that WorldHeart will be committed to paying $1,532,383 to Edwards as a result of this guarantee. The full amount of this commitment was recognized in the first quarter of 2001.

Cost of goods sold and gross margins

The Corporation realized a positive gross margin of 15% for the second quarter of 2001. In comparison, the first quarter of 2001 had a negative gross margin of 19%, before the fee payable to Edwards. The completion of the integration of operations in Ottawa and Oakland has resulted in increased efficiencies and the corresponding improvement in the gross margins.

For the six months ended June 30, 2001, the Corporation realized a gross margin of negative 57%. There were no revenues, and therefore no costs of goods sold for the corresponding periods in the prior year.

                                                                Consolidated expenses and other items

                                               Three months ended                                Six months ended
                                       June 30, 2001          June 30, 2000            June 30, 2001          June 30, 2000
                             ------------------------------------------------------------------------------------------------
                                        (unaudited)             (unaudited)             (unaudited)             (unaudited)
Expenses
     Selling, general and              $(3,368,132)           $ (1,163,562)            $(5,938,138)            $(2,921,102)
     administrative
     Research and development           (8,909,878)             (3,255,759)            (15,760,870)             (6,376,459)
                             ----------------------------------------------- -----------------------------------------------
     Sub-total                         (12,278,010)             (4,419,321)            (21,699,008)             (9,297,561)

     Non -cash item -                   (3,733,162)                 (2,000)             (7,466,325)                 (4,000)
     amortization of
     intangibles
                             ----------------------------------------------- -----------------------------------------------
                                      $(16,011,172)           $ (4,421,321)          $ (29,165,333)            $(9,301,561)
                             ----------------------------------------------- -----------------------------------------------

Selling, general and administrative expenses have increased substantially from the corresponding periods in 2000. This increase is related primarily to administrative activities in supporting Novacor LVAS including marketing, finance and human resource activities. As a percentage of total expenses, when excluding amortization of intangibles, selling, general and administrative activities have remained constant as compared with 2000.

The Corporation will continue to emphasize marketing and sales activities as the development of HeartSaver continues and as emphasis is placed on increasing the number of implants of Novacor LVAS. As with selling, general and administrative expenses, research and development expenses for the first six months ended June 30, 2001 are higher than for the corresponding period for 2000. The increase of 147% is due primarily to the increase in research activities under-taken to further the development of HeartSaver and the commencement of formal trials of HeartSaver. These trials will result in significant additional expenditures over the balance of the fiscal year.

Accounting Pronouncements

The Canadian Institute of Chartered Accountant's Accounting Standards Board
(AcSB) has approved, subject to written ballot, a new Handbook Section replacing BUSINESS COMBINATIONS, Section 1580, that will require all business combinations to use the purchase method of accounting. The AcSB has also approved, subject to written ballot, a new Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently approved by the FASB in the United States. The AcSB plans to issue the final Sections in late July 2001. For the Corporation these pronouncements will be effective for the fiscal year beginning January 1, 2002. Prior periods will not be restated.

Application of these new pronouncements in fiscal 2002 is expected to result in significant reductions in goodwill amortization charged to earnings.

About WorldHeart

World Heart Corporation (WorldHeart), a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System (LVAS) is already well established in the marketplace and its next generation technology, HeartSaver, is a fully implantable assist device intended for long-term support of patients with heart failure.

The Corporation is lead by Dr. Tofy Mussivand, Chairman and Chief Scientific Officer and Roderick M. Bryden, President and Chief Executive Officer.

WorldHeart is a public company whose stock trades on the NASDAQ National Market (ticker symbol: WHRT) and the Toronto Stock Exchange (ticker symbol: WHT). Its web site is located at: www.worldheart.com.


Background

WorldHeart's business was initially based on HeartSaver and related technologies developed by the Cardiovascular Devices Division (CVD) of the University of Ottawa Heart Institute (OHI). HeartSaver is a unique, patented heart assist device that will be fully implantable in the chest alongside the natural heart to provide long-term support of pulsatile blood flow to people suffering from heart failure. HeartSaver is intended for long-term use and leaves no permanent openings in the skin or tissue and can be remotely powered, monitored and controlled using patented Transcutaneous Energy Transfer and proprietary Biotelemetry technologies. Recipients are expected to leave the hospital and resume relatively normal day-to-day activities.

On June 30, 2000, WorldHeart completed the acquisition of Novacor, the Oakland, California, ventricular assist device operation previously owned by Edwards Lifesciences Inc. of Irvine, California. This acquisition has brought together the manufacturing and clinical experience of Novacor in the current generation of pulsatile ventricular assist devices (VAD), with the next generation of fully implantable pulsatile VADs, HeartSaver .

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation


Date: August 24, 2001
                                       By:/s/ Ian Malone
                                          -------------------------
                                          Name:   Ian Malone
                                          Title:  Vice   President Finance
                                                  and Chief Financial Officer